Exhibit 10.6

EXECUTION VERSION

Certain confidential information contained in this document, marked by brackets, has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

CANNULA SUPPLY AGREEMENT

This CANNULA SUPPLY AGREEMENT (together with the Exhibits hereto, this “Agreement”), is made and entered into as of March 31, 2022 (the “Effective Date”), by and between BECTON, DICKINSON AND COMPANY, a corporation organized under the laws of New Jersey, with a place of business at 1 Becton Drive, Franklin Lakes, New Jersey 07417 (“Parent”), and EMBECTA CORP., a corporation organized under the laws of Delaware, with a place of business at 1 Becton Drive, Franklin Lakes, New Jersey 07417 (“SpinCo”) (each of Parent and SpinCo individually referred to as a “Party” and collectively referred to as the “Parties”).

WHEREAS, Parent is one of the leading suppliers of cannula, which are utilized in various medical devices, including for hypodermics and pen needles for use in the diabetes care sector;

WHEREAS, Parent and SpinCo entered into that certain Separation and Distribution Agreement, dated as of March 31, 2022 (the “Separation and Distribution Agreement”); and

WHEREAS, subject to the Separation and the Distribution Agreement, Parent and SpinCo are entering into this Agreement, pursuant to which SpinCo will purchase from Parent, and Parent will sell to SpinCo, cannulas solely for integration into certain medical devices to be produced and sold by SpinCo for use for the Permitted Purposes (as defined below).

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows.

ARTICLE 1

DEFINITIONS

Each of the capitalized terms in this Agreement (other than the section headings), whether used in singular or plural, shall have the respective meaning as set forth below or, if not listed below, the meaning as designated in other places throughout this Agreement.

1.1 “2022 Base Forecast” means Parent’s forecast of Product SKU orders for use for the Permitted Purposes (excluding clause (b) thereof) for the twelve (12)-month period starting on October 1, 2021 and ending on September 30, 2022, which is attached hereto as Exhibit J.

1.2 “2022 Base Forecast Amount” means, with respect to any Product Group or Product SKU, the total units of such Product Group or Product SKU forecast, as the case may be, to be ordered for use for the Permitted Purposes (excluding clause (b) thereof) in the 2022 Base Forecast.

1.3 “Absorption” has the meaning set forth on Exhibit L to this Agreement.

1.4 “Absorption Variance” has the meaning set forth on Exhibit L to this Agreement.

1.5 “Accounting Principles” means those principles set forth on Exhibit G to this Agreement.

1.6 “Affiliate” has the meaning set forth in the Separation and Distribution Agreement.

1.7 “Allowable Purchase Cap” means, subject to Section 6.4(d):

(a) beginning in Year 1 and for each Fiscal Year thereafter until the Yearly Base Forecast for a Fiscal Year is at least [* * *] billion units less than the Applicable Purchase Cap for the previous Fiscal Year: [* * *] billion units of Product, subject to increase under Section 4.7 (the “Maximum Allowable Purchase Cap”), such Allowable Purchase Cap to be apportioned by Product Group based on the proportion of the 2022 Base Forecast Amount for the applicable Product Group to the total 2022 Base Forecast Amount for all Product Groups unless otherwise mutually agreed by the Parties pursuant to Section 4.7; and

(b) beginning in the Fiscal Year in which the Yearly Base Forecast for such Year is at least [* * *] billion units less than the Allowable Purchase Cap for the previous Fiscal Year and for each subsequent Fiscal Year during the Term: 110% of the greater of the Yearly Base Forecast from the immediately prior Fiscal Year or the Yearly Base Forecast from the year immediately prior to such prior Fiscal Year, divided by Product Group based on the proportion of the applicable Yearly Base Forecast Amount for the applicable Product Group to the total Yearly Base Forecast Amount for the applicable Fiscal Year for all Product Groups; provided that, with respect to this clause (b), in no Fiscal Year shall the Allowable Purchase Cap for any Product Group be higher than the Allowable Purchase Cap for such Product Group in any prior Fiscal Year (i.e., the Allowable Purchase Cap for each Product Group may decrease but may never increase).

1.8 “Ancillary Agreements” has the meaning set forth in the Separation and Distribution Agreement.

1.9 “Calendar Quarter” means each three (3)-Month period starting on January 1st, April 1st, July 1st or October 1st.

1.10 “Cartridge” means (1) any cartridge used by Parent to package the Products for shipment to SpinCo under this Agreement or (2) any cartridge supplied by Parent to SpinCo for use at a SpinCo facility to transfer third party-sourced cannula from the third party shipping container in accordance with the IP Matters Agreement.

1.11 “Change of Control” means, with respect to a Party, (a) a merger or consolidation of such Party with a Third Party, but only if the voting securities of such Party outstanding immediately prior thereto (or, if such voting securities are converted or exchanged in such merger or consolidation, any securities into which such voting securities have been converted or exchanged) neither represents (x) at least fifty percent (50%) of the combined voting power of the surviving entity of such merger or consolidation nor (y) at least fifty percent (50%) of the ultimate parent of such surviving entity immediately after such merger or consolidation, (b) a transaction or series of related transactions in which a Third Party, together with its Affiliates, becomes the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of such Party, or (c) the sale or other transfer to a Third Party, directly or indirectly, of all or substantially all of such Party’s assets or business to which the subject matter of this Agreement relates.

[* * *] =	[CONFIDENTIAL PORTION HAS BEEN OMITTED BECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

1.12 “Fiscal Year” means each twelve (12)-Month period between October 1st and September 30th, provided that (a) the first “Fiscal Year” of the Term will commence on the Effective Date and end on the first occurrence of September 30th thereafter and (b) the final “Fiscal Year” of the Term will end on the termination of this Agreement. As used in this Agreement, “Year 1” shall mean the first Fiscal Year of the Term, “Year 2” shall mean the second Fiscal Year of the Term, and so forth.

1.13 “IP Matters Agreement” has the meaning set forth in the Separation and Distribution Agreement.

1.14 “Joint Operations Group” has the meaning set forth in Section 6.3.

1.15 “Laws” has the meaning set forth in the Separation and Distribution Agreement..

1.16 “Lost Mark-up” has the meaning set forth on Exhibit L to this Agreement.

1.17 “Major Supply Failure” means, on a Product SKU-by-Product SKU basis, with respect to a Product SKU, a failure of Parent, for any reason, including a Force Majeure, (a) to deliver during any three (3) successive Months during the Term of this Agreement, fifty percent (50%) of the aggregate quantity of such Product SKU ordered by SpinCo for delivery in accordance with this Agreement during such three (3)-Month period, or (b) to deliver during any six (6) successive Months during the Term of this Agreement, seventy-five percent (75%) of the aggregate quantity of such Product SKU ordered by SpinCo for delivery in accordance with this Agreement during such six (6)-Month period, but, in either case ((a) or (b)), notwithstanding anything to the contrary in this Agreement, excluding any such failure caused by the negligent acts or omissions of SpinCo or breach of this Agreement by SpinCo.

1.18 “Major Supply Failure Termination Event” means, on a Product SKU-by-Product SKU basis, that either (a) Parent is unable to supply at least twenty percent (20%) of the units of the applicable Product SKU forecast to be ordered by SpinCo in its Updated Forecast in the period that is twelve (12) months following commencement of the Major Supply Failure or (b) Parent is unable to supply one hundred percent (100%) of the units of the applicable Product SKU forecast to be ordered by SpinCo in its Updated Forecast in the period that is eighteen (18) months following commencement of the Major Supply Failure.

1.19 “Manufacturing Line IP” has the meaning set forth in the IP Matters Agreement.

1.20 “Mark-Up” has the meaning set forth on Exhibit L to this Agreement.

1.21 “Materials” means Raw Materials and any coatings, lubrications or other materials used in Parent’s manufacturing of the Products.

1.22 “Maximum Monthly Purchase” means, with respect to a given Fiscal Year and a Product Group, a quantity of units of such Product Group equal to the Yearly Maximum Purchase for such Product Group in such Fiscal Year, divided by twelve (12).

1.23 “Month” means a calendar month; provided that the first Month shall commence on the Effective Date and shall end on the last day of the first full calendar month of the Term and the last Month shall end on the last day of the Term.

1.24 “Monthly Delivery Date” means, with respect to a Month, (a) for Parent’s facility in Columbus, Nebraska, the last Monday of such Month, and (b) for Parent’s facility in Tuas, Singapore, or Almaraz, Spain, the last business day of such Month.

1.25 “Non-Conforming Use” means the sale, distribution, application or use of any Product: (a) without incorporation into a SpinCo Product (e.g., the resale of standalone units of such Product); (b) with any device, product or system that is not a SpinCo Product; (c) for any purpose other than the manufacture of SpinCo Products for use for the Permitted Purposes; or (d) in any other application or use that is inconsistent with (i) this Agreement, (ii) the intended use of such Product as specified in the Specifications or (iii) the instructions (including handling instructions), if any, for such Product provided in writing by Parent to SpinCo.

1.26 “Permitted Purpose” means: (a) use in the diabetes care sector; (b) sales to Parent for any purpose; (c) use in Public Health Programs at an amount substantially similar to the amount provided for such purpose by Parent immediately prior to the Effective Date; or (d) sales of pen needles and less-than-one-(1)-mL syringes, in each case solely pursuant to relationships between SpinCo and the applicable third parties in effect as of the date hereof, including pursuant to the contracts set forth on Exhibit M; provided that any such sales pursuant to this clause (d) shall not exceed $7.5 million in the aggregate in any fiscal year without the consent of Parent.

1.27 “Person” has the meaning set forth in the Separation and Distribution Agreement.

1.28 “Product” means any and all Product SKUs.

1.29 “Product Group” means any and each of the following groups of Products: (a) syringe cannulas; (b) three (3)-bevel pen needles; (c) five (5)-bevel thin-walled pen needles; and (d) five (5)-bevel extra-thin-walled pen needles.

1.30 “Product Price” means, with respect to a Product SKU, the price per unit of such Product SKU at the applicable time as set forth in Section 3.1.

1.31 “Product SKU” means each individual cannula type listed on Exhibit A hereto, and more fully described in the Specifications for such cannula type.

1.32 “Public Health Programs” means government, non-profit and other public health programs designed to provide safe sharps products (e.g., syringes), including SpinCo Products, for users of such products who have limited access to sterile and safe sharps products.

1.33 “Raw Materials” means stainless steel, including any additives, in such applicable grades as used to manufacture the Products.

1.34 “Representatives” mean the employees, directors, officers, consultants, agents, representatives and advisors (including attorneys and accountants) of a Person.

1.35 “Specifications” means, with respect to each Product SKU, those specifications for such Product SKU attached as Exhibit B to this Agreement, as the same may be modified or supplemented from time to time as contemplated by Section 8.5.

1.36 “SpinCo Product” means any product that (a) is listed on Exhibit C hereto, (b) is developed, manufactured, marketed, offered for sale and/or sold by or on behalf of SpinCo for use for the Permitted Purposes, and (c) incorporates either (i) any Product or (ii) a third party supplier’s cannula if, with respect to this clause (ii), the product is made using Manufacturing Line IP.

1.37 “Supply Failure” means, on a Product SKU-by-Product SKU basis, with respect to a Product SKU, (a) a Major Supply Failure or (b) a failure of Parent, for any reason, including a Force Majeure, to deliver those units of such Product SKU ordered by SpinCo that are required to be delivered by Parent in accordance with this Agreement (including Section 4.3 and Section 5.2), for more than thirty (30) days past the applicable Monthly Delivery Date, but, notwithstanding anything to the contrary in this Agreement, excluding any such failure caused by the negligent acts or omissions of SpinCo or breach of this Agreement by SpinCo.

1.38 “Termination Period” means the period of thirty-six (36) months immediately preceding the effective date of any termination pursuant to Section 13.2 or Section 13.3.

1.39 “Termination Year” means each of the three (3) twelve (12)-month periods during the Termination Period.

1.40 “Third Party” has the meaning set forth in the Separation and Distribution Agreement.

1.41 “Visit CDA” means the Confidential Disclosure Agreement for Facility Visits, the form of which has been agreed by the Parties and is attached hereto as Exhibit F, which form shall be executed and delivered by SpinCo prior to any inspection or audit of Parent’s facilities as contemplated under this Agreement.

1.42 “Yearly Base Forecast Amount” means, with respect to any Product Group or Product SKU in any Fiscal Year, the total units of such Product Group or Product SKU, as the case may be, set forth in the Yearly Base Forecast for such Fiscal Year.

1.43 Additional Defined Terms. In addition to the terms defined above in this Article 1, the following terms have the respective meanings assigned thereto in the sections indicated below:

Defined Term	Section
“Additional Equipment”	Section 3.5

“Agreement”	Preamble

“Capital Expenditures”	Section 3.5

“Confidential Information”	Section 9.1

“Debarred”	Section 8.6

“Disclosing Party”	Section 9.1

“Disqualified”	Section 8.6

“Effective Date”	Preamble

“Excluded”	Section 8.6

“Export Control Laws”	Section 10.6(a)

“Field Action”	Section 8.7

“Force Majeure”	Article I of the Separation and Distribution Agreement

“Indemnitee”	Article I of the Separation and Distribution Agreement

“Indemnifiying Party”	Article I of the Separation and Distribution Agreement

“Ineligible”	Section 8.6

“Maximum Allowable Purchase Cap”	Section 1.7(a)

“Joint Operations Group”	Section 6.3

“Latent Nonconformance”	Section 7.2

“Liability Cap”	Section 12.5

“Minimum Purchase Commitment”	Section 2.2(a)

“Nonconformance”	Section 7.2

“Party” and “Parties”	Preamble

“Personnel”	Section 8.6

“Potential Additional SpinCo Product”	Section 2.5

“Pricing Date”	Section 3.1(b)

“Purchase Order”	Section 4.2

“Receiving Party”	Section 9.1

“Parent”	Preamble

“Parent Indemnitees”	Article I of the Separation and Distribution Agreement

“Parent Safety Stock”	Section 6.1

“Rolling Forecast”	Section 4.1

“Safety Laws”	Section 10.2

“Safety Products”	Section 10.2

“Separation and Distribution Agreement”	Recitals

“SpinCo”	Preamble

“SpinCo Idemnitees”	Section 11.1

“SpinCo Safety Stock”	Section 6.2

“Term”	Section 13.1

“Termination Base Year”	Section 4.6(b)(i)

“Termination Purchase Commitment”	Section 2.2(b)

“Third-Party Claim”	Section 4.5(a) of the Separation and Distribution Agreement

“Transferring”	Section 10.6(a)

“Updated Forecast”	Section 6.4(d)(iii)

“U.S. Laws”	Section 10.6

“Unauthorized Access”	Section 9.11

“Year 1” “Year 2” “Year 3”	Section 1.12

“Yearly Base Forecast”	Section 3.1(b)

“Yearly Maximum Purchase”	Section 4.6

ARTICLE 2

PURCHASE AND SALE; MINIMUM PURCHASE COMMITMENTS

2.1 Purchase and Sale of Product. During the Term, SpinCo agrees to purchase certain quantities of Product from Parent in compliance with the Purchase Commitments, and Parent agrees to sell such quantities to SpinCo, in each case, subject to the terms and conditions of this Agreement. SpinCo agrees that the Product will be used solely for incorporation into SpinCo Products for use for the Permitted Purposes, and for no other purpose (including any Non-Conforming Use).

2.2 Minimum Yearly Purchase Commitment.

(a) Subject to Section 2.2(b), each Yearly Base Forecast submitted by SpinCo pursuant to Section 3.1(b) shall include at least such units of each Product SKU as follows (each, a “Purchase Commitment”):

(i) subject to Section 2.2(a)(ii), during each of Year 1, Year 2, Year 3, Year 4 and Year 5, such quantity of each Product SKU as is equal to the 2022 Base Forecast Amount with respect to such Product SKU; provided that, for the Purchase Commitment for Year 1, the units of each Product SKU utilized by Parent’s diabetes care unit between October 1, 2021 and the Effective Date and set forth in Schedule 2.2(a)(i) shall count towards such Purchase Commitment; and

(ii) during Year 6, all subsequent Fiscal Years during the Term, and any period subject to an Updated Forecast that modified a Yearly Base Forecast under Section 6.4(d)(iii), [* * *] billion units of Product, apportioned among the Product SKUs in accordance with the proportion of each Product SKU ordered by SpinCo in the prior Fiscal Year.

For clarity, SpinCo’s obligations to satisfy the Purchase Commitments for any Fiscal Year or Termination Year shall be without limitation of SpinCo’s obligations to comply with its Yearly Base Forecasts under Section 3.1, Article 4 and Section 4.8.

(b) If, at any time during the Term, SpinCo submits a Yearly Base Forecast that is inconsistent with the applicable Purchase Commitment, then:

(i) if such Yearly Base Forecast is submitted for Year 2, Year 3, Year 4 or Year 5, then the provisions of Section 4.8(a) will apply; and

(ii) if such Yearly Base Forecast is submitted for Year 6 or any subsequent Fiscal Year during the Term, then the provisions of Section 13.2 will apply.

(c) Notwithstanding the foregoing, if this Agreement is terminated (a) by either Party for convenience under Section 13.3 or (b) automatically for SpinCo’s failure to submit a Rolling Forecast satisfying the applicable Purchase Commitment under Section 13.2, then, without limiting any of SpinCo’s obligations to purchase Product consistent with its Yearly Base Forecast and Rolling Forecasts in accordance with Section Article 4 and Section 4.8, SpinCo shall have the following minimum purchase obligations during the Termination Period (each, a “Termination Purchase Commitment”) in lieu of the Purchase Commitments set forth above in Section 2.2(a):

(i) during the first Termination Year, SpinCo shall purchase at least such units of each Product SKU as are equal to 75% of the otherwise applicable Purchase Commitment for such Product SKU;

[* * *] =	[CONFIDENTIAL PORTION HAS BEEN OMITTED BECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

(ii) during the second Termination Year, SpinCo shall purchase at least such units of each Product SKU as are equal to 50% of the otherwise applicable Purchase Commitment for such Product SKU; and

(iii) during the final Termination Year, SpinCo shall purchase at least such units of each Product SKU as are equal to 25% of the otherwise applicable Purchase Commitment for such Product SKU.

For the avoidance of doubt, if any such Termination Year straddles Year 5 and Year 6, the Termination Purchase Commitment with respect to such Termination Year shall be calculated based on the portion of such Termination Year corresponding to each such Fiscal Year and pro-rating the Purchase Commitment applicable to each such portion.

2.3 Alternative Suppliers. For the avoidance of doubt, SpinCo may contract with other suppliers at any time after the Effective Date to manufacture and supply any cannula that is either listed or not listed on Exhibit A for use in any industry, subject to SpinCo’s compliance with the Purchase Commitments or, as applicable, the Termination Purchase Commitments and the IP Matters Agreement.

2.4 Additional Products. If SpinCo desires for Parent to manufacture and supply any cannula for use for any Permitted Purpose and such cannula is not then listed on Exhibit A, SpinCo shall provide written notice thereof to Parent. Parent may, in its sole discretion, consent to manufacture and supply such cannula, in which case the Parties shall add such cannula to Exhibit A as a new Product SKU (and such Product SKU will be placed into the appropriate Product Group (including an additional Product Group)); provided, however, that, with respect to the cannula set forth on Exhibit K in development by Parent prior to the Effective Date, Parent shall consent to manufacture and supply such cannula, on mutually agreeable terms including pricing terms in accordance with the Accounting Principles. In the event that Parent consents to manufacture and supply any new Product SKU, the Parties will negotiate in good faith the price and other terms and conditions applicable to such manufacture and supply under this Agreement. For the avoidance of doubt, (a) Parent will have no obligation to manufacture and supply to SpinCo any such new Product SKU unless and until the Parties have updated Exhibit A to include such new Product SKU and have agreed on all terms and conditions applicable to the manufacture and supply of such new Product SKU under this Agreement and (b) due to the non-exclusive arrangement of this Agreement and subject to SpinCo’s Purchase Commitments or, as applicable, the Termination Purchase Commitment, SpinCo shall have no obligation to request that Parent manufacture and supply any cannula for use for the Permitted Purposes (or otherwise), which cannula is not then listed on Exhibit A.

2.5 Additional SpinCo Products. If SpinCo desires to incorporate Product into an end product developed, manufactured, marketed, offered for sale and/or sold by SpinCo or its Affiliates for use for any Permitted Purpose, but that is not then listed on Exhibit C (a “Potential Additional SpinCo Product”), SpinCo shall provide written notice thereof to Parent within a reasonable amount of time (but no less than ninety (90) days) prior to the date that SpinCo intends to commence incorporating such Product into the applicable Potential Additional SpinCo Product. Unless Parent is restricted, by applicable Laws or existing contractual obligations, from supplying Product to SpinCo for incorporation into such Potential Additional SpinCo Product, such Potential Additional SpinCo Product shall become a SpinCo Product and the Parties shall update Exhibit C to include such new SpinCo Product.

2.6 Discontinued Product. Parent will not discontinue the manufacture and supply of any Product SKU without SpinCo’s prior written consent. Following SpinCo’s consent, if applicable, the Parties shall update Exhibit A to remove such Product SKU, and SpinCo shall no longer have the right to place Purchase Orders with respect to such Product SKU.

ARTICLE 3

PURCHASE PRICE

3.1 Purchase Price.

(a) With respect to Year 1, for each Product SKU purchased by SpinCo from Parent, SpinCo shall pay to Parent the price for such Product SKU as set forth in Exhibit D attached hereto, subject to any applicable adjustments set forth in this Article 3.

(b) With respect to each Fiscal Year during the Term following Year 1, on or before May 31 of the prior Fiscal Year, SpinCo shall submit to Parent an initial forecast of orders by Product SKU for such Fiscal Year, which must be consistent, with respect to all applicable Months, to the Rolling Forecast last submitted by SpinCo (subject to the permitted variances under Section Article 4) and shall be deemed to be the Rolling Forecast for the period starting on October 1 of such Fiscal Year and ending on September 30 of such Fiscal Year (each such forecast and, with respect to Year 1, the 2022 Base Forecast, a “Yearly Base Forecast”). Parent shall thereafter update the price list set forth on Exhibit D to reflect any changes to the pricing for each Product SKU based on the Yearly Base Forecast for such Fiscal Year and the Accounting Principles, and shall submit such updated price list to SpinCo, with reasonably detailed documentation supporting any changes, no later than June 30 of the Fiscal Year in which such Yearly Base Forecast was submitted (the “Pricing Date”). Such updated price list shall be deemed to be attached to this Agreement as Exhibit D, and shall supersede and replace the prior version of Exhibit D, effective as of the start of the applicable Fiscal Year. In the event that SpinCo notifies Parent on or before July 31 of a Fiscal Year that the Product Price for one or more Product SKUs on the updated price list submitted by Parent for the subsequent Fiscal Year does not reflect changes consistent with the Accounting Principles, the Chief Financial Officers (or officers with equivalent duties) of each of the Parties will discuss and work in good faith to resolve the dispute within ten (10) business days. If such officers cannot resolve the matter within such time period, either Party can escalate the matter to an independent third party auditor mutually agreed upon by the Parties. Any such independent third party auditor will only be charged with determining whether the disputed Product Price(s) has been calculated in a manner consistent with Accounting Principles and, if not, what such Product Price(s) should be if calculated in such a manner. The determination of such independent third party auditor shall be binding upon the Parties and such auditor will be instructed and authorized by the Parties to issue a binding resolution to the dispute no later than September 30 (i.e., prior to the Fiscal Year for which the price list is relevant). In the event that, despite the foregoing sentence, a Product Price for a Product SKU is not determined by September 30, during the pendency of the dispute resolution procedure, the Product Price for such Product SKU shall be the higher of (i) the applicable Product Price for such Product SKU during the most recent Fiscal Year and (ii) SpinCo’s determination of the Product Price for such Product SKU in its application of the Accounting Principles and, following resolution of the disputed prices, Parent will apply a credit to future invoices issued to SpinCo under this Agreement if the Product Price for such Product SKU is determined to be lower and Parent will invoice SpinCo for any underpaid amount if the Product Price for such Product SKU is determined to be higher, in each case when compared to the Product Price for such Product SKU during the dispute.

3.2 Stainless Steel Cost Adjustment. If, in any Fiscal Year, the cost of stainless steel increases or decreases by more than five percent (5%) as compared to the cost of stainless steel as of the Pricing Date for such Fiscal Year, as determined based on the MEPS Stainless Steel 304 index, then Parent shall adjust the Product Price for each Product SKU by an amount reflecting the aggregate increase or decrease in the cost of stainless steel, on a pro-rata basis based on the cost of stainless steel in proportion to the overall Product Price for each Product SKU. Parent shall notify SpinCo in writing of any such Product Price adjustment due to the cost of stainless steel by submitting an updated price list to SpinCo at least fifteen (15) days prior to the start of the next Calendar Quarter. Such updated price list shall be deemed to be attached to this Agreement as Exhibit D, and shall supersede and replace the prior version of Exhibit D, effective as of the start of the next Calendar Quarter. Following an initial adjustment of the Product Price for a Product SKU under this Section 3.2 in a Fiscal Year, Parent shall adjust the Product Price for such Product SKU through the same mechanic as set forth above if there are further increases or decreases to the cost of stainless steel in such Fiscal Year, as determined based on the MEPS Stainless Steel 304 index; provided that Parent will not make any such changes unless the further increase or decrease, as applicable, in the cost of stainless steel in such Fiscal Year exceeds 0.5% as compared to the cost of stainless steel as of the date of the last adjustment pursuant to this Section 3.3. For the avoidance of doubt, any increase or decrease in the cost of stainless steel, as determined based on the MEPS Stainless Steel 304 index, between the Pricing Date and the start of the subsequent Fiscal Year that would give rise to a Product Price adjustment under this Section 3.3 shall not be reflected in the Product Price for each Product SKU until the second Calendar Quarter of such Fiscal Year.

3.3 Regulatory Cost Adjustment. In addition to the price adjustments set forth in Section 3.2, if, at any time during the Term, there is a change in applicable Law or other legal or regulatory requirement that alters the costs of manufacture of a Product SKU, then Parent shall adjust the Product Price for such Product SKU by an amount reflecting any related adjustment to the costs allocable to the manufacture of such Product SKU, provided that, if such change in applicable Law or other legal or regulatory requirement alters the costs of manufacture of both one or more Product SKU(s) and one or more other product(s) of Parent that are not Products, the applicable costs will be equitably allocated between or among such Product SKU(s) and such other product(s). Parent shall promptly notify SpinCo in writing of any such Product Price adjustment due to a change in applicable Law or other legal or regulatory requirement by submitting an updated price list to SpinCo at least fifteen (15) days prior to the start of the next Month. Such updated price list shall be deemed to be attached to this Agreement as Exhibit D, and shall supersede and replace the prior version of Exhibit D, effective as of the start of the next Month. Upon request, Parent will provide SpinCo with such documentation as SpinCo may reasonably request itemizing and evidencing the increase or decrease in costs based on such change to the manufacturing process and the allocation thereof to the manufacture of the Products.

3.4 Cost Improvement Program. Parent will continue its cost improvement program for cannula manufacturing, with the goal, but not a guarantee, of cost reduction. The Joint Operations Group shall discuss cannula production cost improvements in its quarterly meetings until commencement of the Termination Period. The Parties will also discuss in good faith appropriate allocations of any resulting savings, including potential impact on Product Price, after deducting actual, direct and documented costs of the improvement implementation, with any such allocations to be mutually agreed upon by the Parties.

3.5 Capital Cost Recovery. If, at any time during the Term, Parent invests in any new capital expenditures to satisfy increased demand from SpinCo or to manufacture a new Product SKU as contemplated by Section 2.4 (“Capital Expenditures”), including new equipment, molds, mold presses, and associated testing (“Additional Equipment”), then the remaining unamortized amount of such Capital Expenditures shall be treated as follows, at SpinCo’s election: (a) on or after the effective date of termination, Parent shall invoice SpinCo for such amount, less the salvage value of the applicable Additional Equipment (as reasonably demonstrated by documentation provided by Parent to SpinCo, which documentation shall constitute Confidential Information of Parent), and SpinCo shall pay to Parent such invoiced amount within thirty (30) days of receipt of such invoice, or (b) such amount will be divided among and added to the Product Price for SpinCo’s remaining purchases during the Termination Period, as applicable; provided, however, that Parent shall use reasonable efforts to reduce the remaining unamortized amount of such Capital Expenditures by utilizing, to the extent reasonably practicable, the Additional Equipment or components thereof in Parent’s other businesses, in which case such remaining unamortized amount shall be reduced to account for such alternative utilization. Upon SpinCo’s request, Parent will confirm as to whether any such alternative utilization has occurred and the applicable calculation of such remaining unamortized amount in light of such utilization. For the avoidance of doubt, Parent shall be responsible for the costs of maintenance, upkeep and replacement, as applicable, of any Parent equipment used in the manufacture of Products as of the Effective Date.

3.6 Expediting Costs. Any incremental costs for the manufacture and supply of Product resulting from a requirement to expedite such manufacture and supply shall be borne exclusively by the Party responsible for such requirement.

3.7 Pricing Commitment. At all times during the Term, the Product Price for each Product SKU hereunder shall be no less favorable than the price contemporaneously charged by Parent to any similarly situated, unaffiliated third party customer (for clarity, not including any subcontractor engaged by Parent or its Affiliates) that purchases equal to or less than a similar volume of such Product SKU over the course of a contemporaneous twelve-month period. Any change in a Product Price pursuant to this clause will only be applied on a prospective basis.

ARTICLE 4

FORECASTS AND ORDERS

4.1 Rolling Forecast. SpinCo shall furnish Parent with a rolling twelve (12)-Month forecast of SpinCo’s Product orders by Product SKU (the “Rolling Forecast”). The Rolling Forecast shall be updated monthly and provided to Parent by the fifteenth (15th) day of the Month prior to the first Month of such Rolling Forecast; provided, however, that the Yearly Base Forecast will be deemed to be the Rolling Forecast that would otherwise be submitted on September 15th of the Fiscal Year in which the Yearly Base Forecast was submitted. All Rolling Forecasts must be consistent with the applicable Yearly Maximum Purchase and Maximum Monthly Purchase. The initial Rolling Forecast is attached to this Agreement as Exhibit E. The first two (2) Months of each Rolling Forecast shall be binding upon SpinCo by Product Group and, except as otherwise agreed by the Parties, by Product SKU. Months three (3) through twelve (12) of each Rolling Forecast are non-binding; provided, however, that:

(a) on a Product Group-basis, any revisions in a subsequent Rolling Forecast to Months three (3) through twelve (12) of the prior Rolling Forecast with respect to a Product Group will require, and will not be effective without, the following advance notice in writing from SpinCo to Parent: (i) for revisions less than two percent (2%) to the amount of such Product Group to be ordered in a Month, one (1) month’s advance notice, (ii) for revisions between two percent (2%) and five percent (5%) to the amount of such Product Group to be ordered in a Month, three (3) months’ advance notice and (iii) for revisions over five percent (5%) to the amount of such Product Group to be ordered in a Month, six (6) months’ advance notice; and

(b) on a Product SKU-basis, any revisions in a subsequent Rolling Forecast to Months three (3) through twelve (12) of the prior Rolling Forecast with respect to a Product SKU within a specified Product Group will require, and will not be effective without, the following advance notice in writing from SpinCo to Parent: (i) for revisions less than ten percent (10%) to the amount of such Product SKU to be ordered in a Month, no advance notice (i.e., such change may be made in the applicable Purchase Order), (ii) for revisions between ten percent (10%) and twenty-five percent (25%) to the amount of such Product SKU to be ordered in a Month, three (3) months’ advance notice and (iii) for revisions between twenty-five percent (25%) and fifty percent (50%) to the amount of such Product SKU to be ordered in a Month, six (6) months’ advance notice.

To the extent that a Rolling Forecast is not communicated by SpinCo by the fifteenth (15th) day of the then-current Month, the Parties agree that the Rolling Forecast issued in the previous Month will be given effect as if it were submitted in the current Month (with Months shifted as needed to adjust for the fact that the Rolling Forecast was issued for a prior Month).

4.2 Purchase Orders. Purchase orders for Product under this Agreement (each, a “Purchase Order”) shall be delivered monthly by SpinCo to Parent no more than three (3) months and no less than two (2) months prior to the Monthly Delivery Date, and shall indicate orders by Product SKU and Product Group. Notwithstanding anything to the contrary in this Agreement, in no event shall any individual SpinCo facility issue more than one (1) Purchase Order in any Month. All orders of a Product SKU shall be by units of such Product SKU, and Parent will fill such orders to the nearest complete Cartridge of such Product SKU, in accordance with the procedure set forth on Exhibit H.

4.3 Purchase Order Confirmation. Parent shall confirm or, subject to the terms of this Agreement, reject, each Purchase Order within fifteen (15) days of receipt, which confirmation, if given, shall confirm the applicable Month of delivery, the quantity of each Product SKU ordered and the applicable Product Price therefor. Parent shall not have the right to reject any Purchase Order that is consistent with the most recent binding forecast applicable to such Month; provided, however, that if any Purchase Order contains (a) quantities of a Product Group in excess of the Maximum Monthly Purchase for the applicable Month for such Product Group or (b) quantities of a Product SKU in excess of the most recent binding forecast for such Month for such Product SKU in the Rolling Forecast, Parent shall have no obligation to supply such excess quantities except to the extent it confirms in writing to SpinCo its agreement, in its sole discretion (and subject to such pricing as may be negotiated by the Parties), to supply such excess quantities (in whole or in part).

4.4 Delivery Date. In addition, with respect to each Purchase Order confirmed by Parent, no later than one (1) week prior to the delivery date with respect to any Product SKUs set forth in such Purchase Order, Parent shall confirm electronically to SpinCo (a) such delivery date with respect to such Product SKUs, which shall in no event be later than the Monthly Delivery Date for the applicable Month, (b) the location of such delivery (i.e., Parent’s facility in Columbus, Nebraska, Almaraz, Spain and/or Parent’s facility in Tuas, Singapore) and (c) the approximate units of Product SKUs set forth in such Purchase Order that will be delivered on such date at such location.

4.5 Monthly Shortfalls. Subject to Section 6.4, if, in any Month, the quantities of Product, by Product SKU, ordered in all Purchase Orders submitted in such Month are less than the quantities of such Product SKU set forth in the binding forecast for such Month submitted under Section Article 4, SpinCo must order such shortfall amount of units of such Product SKU in Purchase Orders submitted in the next two (2) Months following the Month in which such shortfall amount arose, subject to the applicable Maximum Monthly Purchase. To the extent SpinCo fails to order such shortfall amount during such two (2) month period, SpinCo will be deemed to have issued to Parent a Purchase Order for the units of each Product SKU that are subject to such shortfall, subject to the applicable Maximum Monthly Purchase, Parent will deliver such units of Product SKU pursuant to such deemed Purchase Order in accordance with the terms of this Agreement and SpinCo will pay the Product Price for such units of Product SKU in accordance with this Agreement.

4.6 Yearly Maximum Purchase. Notwithstanding anything contained in a Rolling Forecast or this Agreement to the contrary, except as otherwise mutually agreed by the Parties in writing, Parent shall have no obligation, in any Fiscal Year, to supply Products to SpinCo, by Product Group, in excess of the following quantities (each, a “Yearly Maximum Purchase”):

(a) during each Fiscal Year other than a Termination Year, such quantity of each Product Group as is equal to 110% of the Yearly Base Forecast Amount for such Product Group for such Fiscal Year, provided that, for clarity, Products supplied to SpinCo under the 2022 Base Forecast prior to the Effective Date shall be deemed supplied to SpinCo for purposes of determining whether the Yearly Maximum Purchase for Year 1 has been achieved;

(b) notwithstanding clause (a), during the Termination Period, such quantity as follows:

(i) during the first Termination Year, such quantity of units of each Product Group as is (1) with respect to the period of such Termination Year that coincides with a Fiscal Year for which there is a Yearly Base Forecast, the Yearly Base Forecast Amount of such Product Group for the remainder of such Fiscal Year that falls within such Termination Year and (2) for the remainder of such Termination Year (if any), seventy-five percent (75%) of the Allowable Purchase Cap for such Product Group in such Fiscal Year immediately prior to the Fiscal Year in which the notice (or deemed notice) of termination occurred (the “Termination Base Year”), pro-rated for such remainder of the Termination Year;

(ii) during the second Termination Year, such quantity of units of each Product Group as is equal to fifty percent (50%) of the Allowable Purchase Cap for such Product Group in the Termination Base Year; and

(iii) during the final Termination Year, such quantity of units of each Product Group as is equal to twenty-five percent (25%) of the Allowable Purchase Cap for such Product Group in the Termination Base Year;

provided that, except as otherwise mutually agreed by the Parties in writing or under Section 6.4(d)(iv), the Yearly Maximum Purchase for each Fiscal Year shall be subject to the Allowable Purchase Cap.

4.7 Capacity Increases. Notwithstanding anything to the contrary in this Agreement, until SpinCo’s first delivery of a Yearly Base Forecast that includes at least [* * *] billion units of Product less than the Maximum Allowable Purchase Cap, SpinCo may notify Parent no more than once per twelve (12)-month period during the Term that SpinCo desires for Parent to increase its manufacturing capacity and make a corresponding increase to the Maximum Allowable Purchase Cap and the Yearly Maximum Purchases for one or more Product Groups and corresponding Product SKUs. Following the Parties’ agreement upon mutually agreeable terms with respect to any such capacity increase, including the allocation of costs with respect thereto and the anticipated timing of completion thereof (which shall be no less than [* * *] months from the date of such agreement), Parent will undertake such capacity increase in accordance with such agreed terms, at a facility of Parent’s choosing, subject to the timely payment by SpinCo of all costs allocated to SpinCo associated therewith; provided that at no time will Parent have any obligation to increase its manufacturing capacity to produce more than [* * *] billion units of Product in any [* * *] month period.

4.8 Annual Reconciliations.

(a) If, with respect to a Fiscal Year, SpinCo has failed to submit a Yearly Base Forecast for each Product SKU that is equal or more than the Purchase Commitment (or Termination Purchase Commitment, as applicable) for such Product SKU for such Year, following the end of such Fiscal Year, the Joint Operations Group shall review the aggregate Product ordered by SpinCo by Product SKU and the Mark-Up received by Parent based on such orders in such Fiscal Year (treating as received any Mark-Up that was not received on account of any underruns pursuant to Section 5.2). If Parent has received less than one hundred percent (100%) of the Mark-Up for a Product SKU that Parent would have received had SpinCo submitted and complied with a Yearly Base Forecast for such Product SKU equal to the Purchase Commitment for such Product SKU for such Fiscal Year, then SpinCo will pay to Parent a payment that will be calculated, on a Product SKU-by-Product SKU basis, as the Lost Mark-up for such Fiscal Year as a result of such failure. Any amount owed by SpinCo under this Section 4.8(a) shall be payable by SpinCo within ninety (90) days of receipt of an invoice therefor from Parent.

(b) Following the end of each Fiscal Year of this Agreement, in the event that SpinCo failed to order any Product SKU in the quantities set forth in the Yearly Base Forecast for such Fiscal Year, the Joint Operations Group shall review the aggregate Product ordered by SpinCo by Product SKU and the Absorption and Mark-Up received by Parent based on such orders in such Fiscal Year (treating as received any Absorption or Mark-Up that was not received on account of any underruns pursuant to Section 5.2). If Parent has received less than one hundred percent

[* * *] =	[CONFIDENTIAL PORTION HAS BEEN OMITTED BECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

(100%) of either or both of the Absorption or Mark-Up with respect to a Product SKU that Parent would have received had SpinCo complied with the Yearly Base Forecast for such Product SKU for such Fiscal Year, then SpinCo will pay to Parent a payment that will be calculated, on a Product SKU-by-Product SKU basis, as (a) the Absorption Variance for such Fiscal Year (if any), plus (b) the Lost Mark-up for such Fiscal Year (if any and to the extent not owed under Section 4.8(a)), in each case ((a) and (b)), as a result of such shortfall. Notwithstanding the foregoing, if a Major Supply Failure occurs and the Updated Forecast modifies the Yearly Base Forecast under Section 6.4(d)(iii), the annual reconciliation under this Section 4.8(b) shall not occur until following the end of the twenty-four (24)-month period covered by the Updated Forecast, and at such time shall occur with respect to all periods between the last such annual reconciliation and the end of such twenty-four (24)-month period (and thereafter, the annual reconciliation shall be conducted following each Fiscal Year in accordance with this Section 4.8(b)). Any amount owed by SpinCo under this Section 4.8(b) shall be payable by SpinCo within ninety (90) days of receipt of an invoice therefor from Parent.

4.9 Conflicts. No provision in any Purchase Order, Purchase Order confirmation or invoice that purports to impose different or additional terms or conditions than those set forth in this Agreement shall be of any force or effect.

ARTICLE 5

SHIPMENT AND DELIVERY; INVOICES

5.1 Delivery. Any Product supplied under this Agreement shall be delivered FCA (Incoterms 2010) Parent’s facility in Columbus, Nebraska, or Tuas, Singapore, as applicable, or at BD’s discretion, pen needle Product supplied under this Agreement intended for Dun Laoghaire or Suzhou 3 may be delivered FCA Parent’s facility in Almaraz, Spain. SpinCo, at its own expense, shall be responsible for loading, transporting, and if applicable, exporting the Product from the foregoing location to SpinCo’s facility. Title to Product and risk of loss or damage shall pass to SpinCo upon delivery to SpinCo, or its agents, FCA (Incoterms 2010) Parent’s facility in accordance with this Section.

5.2 Overruns and Underruns. Notwithstanding anything to the contrary in this Agreement, on a Product SKU-by-Product SKU basis, the permissible overrun and underrun of a given Product SKU delivered by Parent in any given Month shall not exceed plus or minus five percent (5%) of the confirmed, aggregate amount of units of such Product SKU actually ordered in that Month, provided that the yearly overrun or underrun may not exceed plus or minus two percent (2%) of the confirmed, aggregate amount of units of such Product SKU actually ordered in any Fiscal Year. For the avoidance of doubt, such permitted overrun and underrun amounts will be calculated on a Product SKU-by-Product SKU (not manufacturing site-by-manufacturing site) basis.

5.3 Cartridges. At all times, Parent shall retain title to the Cartridges, and SpinCo acknowledges and agrees that such Cartridges are proprietary to Parent. In no event shall SpinCo transfer any Cartridge to a third party or show or provide access to a Cartridge to a third party. SpinCo shall solely use Cartridges pursuant to Parent’s written instructions. SpinCo shall return empty Cartridges to Parent on a periodic basis as directed by Parent, at Parent’s cost. All intellectual property covering or embodied in the Cartridge, as well as the tangible Cartridge itself is considered the “Restricted Confidential Information” of Parent.

5.4 Cannula Lubricant. For [* * *] years following the Effective Date (unless otherwise terminated by SpinCo), Parent shall supply to SpinCo cannula lubricant, such cannula lubricant to be solely used in manufacturing lines incorporating Manufacturing Line IP and for the sole purpose of manufacturing Products or any cannula supplied to SpinCo by an alternate third party supplier, subject to the IP Matters Agreement, on the terms and subject to the conditions set forth on Exhibit I hereto.

5.5 Invoices. Parent shall invoice SpinCo for the delivered quantity upon each delivery of Product, and SpinCo shall pay the full balance of each invoice in US Dollars within ninety (90) days after delivery by Parent to SpinCo. All such invoices shall be forwarded to the attention of the following:

Brian Capone

VP, Corporate Controller and Chief Accounting Officer – embecta

1 Becton Drive (F-425)

Franklin Lakes, NJ 07417

email: brian.capone@bd.com

5.6 Taxes. To the extent that Products purchased under this Agreement are subject to any consumption-based taxes (e.g., sales, use and/or value-added taxes), payment of such taxes is the responsibility of SpinCo. Parent shall have the right to withhold taxes where required to do so by applicable Laws.

ARTICLE 6

ASSURANCE OF SUPPLY

6.1 Parent Safety Stock. During the Term of this Agreement, Parent agrees to hold and store approximately [* * *] weeks of safety stock of Products, on a Product Group basis (“Parent Safety Stock”). Parent may adjust the amount of Parent Safety Stock to reflect material changes in Product volume as may be indicated in the Rolling Forecast. During the Term of this Agreement, at Parent’s option, the Parent Safety Stock may be used to satisfy Purchase Orders in excess of the Yearly Maximum Purchase or the Maximum Monthly Purchase, or to avoid or remedy a Supply Failure. Parent shall use its commercially reasonable efforts to replenish any Parent Safety Stock as soon as possible following its use thereof, but in any event no later than three (3) months following such use.

6.2 SpinCo Safety Stock. During the Term of this Agreement, SpinCo agrees to hold and store no less than [* * *] weeks of safety stock of Products, on a Product Group basis (“SpinCo Safety Stock”). SpinCo shall routinely update the SpinCo Safety Stock to reflect SpinCo’s changing volume requirements. During the Term of this Agreement, unless otherwise agreed to by Parent, upon Parent’s notification of a Supply Failure, SpinCo shall use the SpinCo Safety Stock to fulfill any undelivered Product in accordance with the Rolling Forecast in effect for the Month in which the notification occurred. Following the resolution of any Supply Failure, SpinCo shall replenish any SpinCo Safety Stock as soon as possible following its use thereof, but in any event no later than six (6) months following such use, and subject to the Yearly Maximum Purchases (and, for clarity, it shall not constitute a breach of this Section 6.2 if SpinCo is unable to replenish any SpinCo Safety Stock within such six (6)-month period as a result of the Yearly Maximum Purchases, provided that SpinCo replenishes such SpinCo Safety Stock as soon as possible in light of the Yearly Maximum Purchases).

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6.3 Joint Operations Group. Promptly following the Effective Date, the Parties shall form a joint operations group (the “Joint Operations Group”). The Joint Operations Group will be comprised of three representatives from each Party, who will meet at least once quarterly, in each case, by telephone, videocall or in person. Each Party may change its representatives on the Joint Operations Group by written notice to the other Party. The Joint Operations Group will discuss any concerns, issues, cost improvements, long-term volume requirements and capacity issues by Product SKU or performance updates, and will have such other responsibilities as are set forth in this Agreement. The Joint Operations Group is intended to facilitate communication between the Parties and to aid the Parties in long-range planning but shall have no power to bind either Party or modify the terms of this Agreement.

6.4 Supply Failures.

(a) Notice. Parent shall promptly notify SpinCo of any event that appears reasonably likely to result in a Supply Failure with respect to a Product SKU.

(b) Remediation Plan. Within five (5) business days of Parent’s notification to SpinCo under Section 6.4(a), Parent will prepare a remediation plan intended to resolve the Supply Failure within thirty (30) days of such notification and will inform SpinCo of such plan in reasonable detail, subject to redaction for highly sensitive or trade secret information. If such Supply Failure involves a partial (but not total) inability to supply ordered Product SKU due to a shortage of Raw Materials or a shortage of such Product SKU, Parent will include in such remediation plan a proposal for an equitable allocation of Raw Materials or units of such Product SKU among all of Parent’s requirements with respect to such Raw Materials or Products, pro rata based on SpinCo’s usage and any other usage of such Raw Materials or Products for the twelve (12)-month period prior to such Supply Failure, and will use commercially reasonable efforts to carry out such equitable allocation. Parent shall keep SpinCo reasonably informed of Parent’s progress in executing on any such remediation plan.

(c) Effects of Major Supply Failure. Notwithstanding anything provided herein to the contrary, if a Major Supply Failure occurs, SpinCo will be excused from (i) the Purchase Commitments (or Termination Purchase Commitments, as applicable), (ii) SpinCo’s obligation to comply with the Yearly Base Forecast as set forth in Section Article 4 and Section 4.8 and (iii) SpinCo’s obligations with respect to monthly shortfalls pursuant to Section 4.5, in each case, solely to the extent of such Product SKUs affected by such Major Supply Failure during the occurrence of such Major Supply Failure and for ninety (90) days after Parent’s notice pursuant to Section 6.4(d) that such Major Supply Failure has been remedied.

(d) Resolution and Resumption of Supply.

(i) Parent will notify SpinCo in writing when the underlying issue causing the Major Supply Failure is remedied and Parent is able to recommence its manufacture and supply of the Product SKUs affected by such Major Supply Failure.

(ii) Effective as of the ninetieth (90th) day following such notice from Parent, SpinCo will be subject to the Purchase Commitments described in Section 2.2(a)(ii) (or Termination Purchase Commitments, as applicable) with respect to such affected Product SKUs, subject to Section 6.4(d)(iii).

(iii) Within thirty (30) days after Parent’s notice that the underlying issue is remedied, SpinCo shall submit to Parent an updated Rolling Forecast for the period starting on the ninetieth (90th) day following such notice from Parent (the “Updated Forecast”), provided that such Updated Forecast shall include the period starting on such day and ending twenty-four (24) months thereafter. Such Updated Forecast shall be consistent with the Purchase Commitment in Section 2.2(a)(ii) (or Termination Purchase Commitments, as applicable) and Allowable Purchase Cap in the Fiscal Year during which the applicable Major Supply Failure occurred, in each case reduced pro rata to account for the portion of the applicable Fiscal Year (or Termination Year, as applicable) during which Purchase Commitments (or Termination Purchase Commitments, as applicable) were not in effect. If such Updated Forecast is consistent with the Yearly Base Forecast for such Fiscal Year for the applicable Months remaining in such Fiscal Year, then there will be no change to the then-current price list set forth on Exhibit D and the Yearly Base Forecast will stay in place and be unmodified going forward. If such Updated Forecast is not consistent with the Yearly Base Forecast for such Fiscal Year for the applicable Months remaining in such Fiscal Year (or if the applicable Yearly Base Forecast did not include the applicable Product SKU(s) because the Major Supply Failure commenced prior to submission of the Yearly Base Forecast), then the Yearly Base Forecast will be deemed to be modified as set forth in such Updated Forecast, and Parent shall thereafter update the price list set forth on Exhibit D to reflect any changes to the pricing for each Product SKU based on such Updated Forecast and the Accounting Principles, and shall submit such updated price list to SpinCo no later than the sixtieth (60th) day following such notice from Parent. Such updated price list shall be deemed to be attached to this Agreement as Exhibit D, and shall supersede and replace the prior version of Exhibit D, effective as of the ninetieth (90th) day following such notice from Parent. SpinCo may, within thirty (30) days of receipt of the updated price list from Parent, dispute the application of Accounting Principles by Parent in calculating the prices set forth on such price list by notice to Parent in which case the dispute resolution procedure set forth in Section 3.1(b) shall apply. During the pendency of the dispute resolution procedure, the Product Price shall be the higher of (i) the Product Price prior to the Major Supply Failure and (ii) SpinCo’s determination of the Product Price in its application of the Accounting Principles and, following resolution of the disputed prices, Parent will apply a credit to future invoices issued to SpinCo under this Agreement if the Product Price is determined to be lower and Parent will invoice SpinCo for any underpaid amount if the Product Price is determined to be higher, in each case when compared to the Product Price during the dispute. For clarity, Yearly Base Forecasts will continue to be submitted by SpinCo during the 24-month period covered by the Updated Forecast and such Yearly Base Forecast must be no less, on a month-by-month and SKU-by-SKU basis, then the relevant portion of the Updated Forecast.

(iv) During the twenty-four (24)-month period covered by the Updated Forecast, the Allowable Purchase Cap will remain at the level applicable prior to occurrence of the Major Supply Failure. Following such twenty-four (24)-month period for the remainder of the applicable Fiscal Year, the Allowable Purchase Cap for such remainder of the applicable Fiscal Year will be (a) the Maximum Allowable Purchase Cap pro-rated for the applicable partial Fiscal Year if (i) the Allowable Purchase Cap in the Fiscal Year in which the Major Supply Failure occurred was the Maximum Allowable Purchase Cap and (ii) the Yearly Base Forecast for the remainder of the applicable Fiscal Year is not more than or equal to [* * *] billion units less than such Maximum Allowable Purchase Cap (if such Yearly Base Forecast is proportionally adjusted for a 12-month period), (b) in all other instances, the lower of (i) the Allowable Purchase Cap for the

[* * *] =	[CONFIDENTIAL PORTION HAS BEEN OMITTED BECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

Fiscal Year during which the Major Supply Failure occurred and (ii) 110% of the then-current Yearly Base Forecast Amount pro-rated for the applicable partial Fiscal Year. The Allowable Purchase Cap for all subsequent Fiscal Years shall be as set forth in Section 4.6. Also, following such twenty-four (24)-month period covered by an Updated Forecast that modified the Yearly Base Forecast under Section 6.4(d)(iii), the Purchase Commitment for the remainder of the applicable Fiscal Year will be a pro-rated amount of the Purchase Commitment for such Fiscal Year (if no Updated Forecast was in place during such Fiscal Year).

(e) SpinCo Remedies. Without limiting any other remedy under this Agreement or applicable Laws, in no event shall SpinCo have the right to terminate this Agreement under Section 13.4 as a result of any Supply Failure, except that SpinCo may terminate this Agreement under Section 13.4, on a Product SKU-by-Product SKU basis with respect to the Product SKU to which a Major Supply Failure relates, if a Major Supply Failure Termination Event has occurred with respect to such Product SKU. In addition, notwithstanding anything to the contrary under this Agreement, the Parties agree and acknowledge that, for a Major Supply Failure that is not a Major Supply Failure Termination Event, (i) SpinCo’s sole and exclusive remedy under this Agreement is to provide an Updated Forecast under this Section 6.4, and (ii) SpinCo’s sole and exclusive remedy under the IP Matters Agreement is a waiver of the upfront and incremental royalty fees, as applicable, otherwise due to Parent on cannula sourced from a Third Party during such Major Supply Failure; provided that such waiver is applicable for a maximum of two (2) years from the date of the commencement of such Major Supply Failure (it being understood that if Third Party-sourced cannula are being used with Manufacturing Line IP following such two (2) year waiver, then the upfront will be due and royalty fees will be due on future sales, as further described in the IP Matters Agreement).

ARTICLE 7

PRODUCT WARRANTY

7.1 Limited Product Warranty. Parent warrants to SpinCo that, at the time of delivery of any Product EXW as set forth in Section 5.1: (a) Parent will have title to such Product, free and clear of all liens and encumbrances; (b) such Product will meet the Specifications for the applicable Product SKU in all material respects; and (c) such Product will have been manufactured, handled, stored and transported in all material respects in accordance with applicable Laws.

7.2 Warranty Claims. Claims for any failure of a Product to meet the warranties set forth in Section 7.1 (such failure, a “Nonconformance”), which Nonconformance is reasonably capable of being detected by visual inspection, shall be made by SpinCo in writing within sixty (60) days following delivery of the applicable Product EXW as set forth in Section 5.1. Claims for Nonconformance that cannot reasonably be detected through visual inspection (“Latent Nonconformance”), shall be made by SpinCo in writing to Parent as soon as practicable, but in no event later than fifteen (15) days after such Latent Nonconformance is detected. Upon Parent’s receipt of such a claim, Parent will work in good faith with SpinCo to resolve the issue. If the Parties have mutually agreed that there is a Nonconformance or Latent Nonconformance, then, in accordance with Parent’s request, the affected Product shall either be returned to Parent or destroyed at Parent’s reasonable expense. If no claim is made by SpinCo within the timeframes set forth in this Section 7.2, the Product shall be deemed accepted by SpinCo notwithstanding any Nonconformance. SpinCo shall have the right, but not an obligation, to perform any confirmatory testing of Products released for delivery to SpinCo as SpinCo deems appropriate.

7.3 Disputes. In the event the Parties disagree as to whether a Product is in Nonconformance or Latent Nonconformance, the Parties shall discuss in good faith in order to determine, by mutual agreement, whether such Product is in Nonconformance or Latent Nonconformance. If such Product is not in Nonconformance or Latent Nonconformance, SpinCo shall purchase the Product at the Product Price, irrespective of whether Parent has already replaced same (in which case SpinCo shall pay the Product Price for both the original Product and the replacement Product).

7.4 Sole Remedy. If any Product for which SpinCo made a warranty claim in accordance with Section 7.2 is in Nonconformance or Latent Nonconformance, Parent shall, at SpinCo’s option, promptly replace the Product at no additional cost to SpinCo, credit SpinCo’s account in an amount equal to the Product Price of the rejected Product, or refund that sum to SpinCo within sixty (60) days of SpinCo’s request. The remedy set forth in this Section 7.4 shall be SpinCo’s sole remedy with respect to any Nonconformance or Latent Nonconformance, except (a) as expressly set forth in Section 11.1 with respect to third-party Claims and (b) as expressly set forth in Section 8.7 with respect to out-of-pocket costs incurred in connection with recalls of SpinCo Products arising from a Nonconformance.

7.5 Warranty Exceptions. The warranties set forth in Section 7.1 shall not apply to: (a) any Product that, following delivery EXW as set forth in Section 5.1, is misused, neglected, improperly stored or handled, altered, abused or used for any purpose other than the one for which it was manufactured (including any Non-Conforming Use) or other conditions beyond the control of Parent, its Affiliates or their respective agents; or (b) any Product that, following delivery EXW as set forth in Section 5.1, suffers any damages or defects caused by unauthorized repair or use of parts or components not provided by Parent or its Affiliates under this Agreement for use in connection with the Product.

7.6 Delivery of Non-Conforming Product. For purposes of determining whether a Supply Failure has occurred, any delivery of Product (a) that has been rejected by SpinCo in accordance with Section 7.2, (b) that is deemed to be in Nonconformance or Latent Nonconformance under Section 7.3 and (c) for which Parent has not delivered replacement Product as set forth in Section 7.4 within the sixty (60)-day period set forth in Section 7.4, shall be deemed to be a failure to deliver such Product, for purpose of the definitions of “Supply Failure” and “Major Supply Failure,” as applicable, to the extent of such Nonconformance or Latent Nonconformance.

ARTICLE 8

REGULATORY PROVISIONS

8.1 Quality. Parent shall maintain ongoing quality assurance and testing procedures in accordance with, and sufficient to comply with, the Specifications. Upon either Party’s request following the Effective Date, the Parties will enter into good faith negotiations on commercially reasonable terms of a quality agreement, such quality agreement to enumerate each Party’s responsibilities related to Product quality control and quality assurance, with a goal of entering into such quality agreement within ninety (90) days of the initial request by a Party.

8.2 Regulatory Responsibility. SpinCo shall be solely responsible for diligently developing and generating appropriate data for regulatory filings to seek approval to market and sell SpinCo Products and for maintaining all such approvals.

8.3 Audit of Facility and Records. SpinCo may, at its sole expense, send designated SpinCo employees to Parent’s manufacturing facility upon reasonable notice, during normal business hours and for a reasonable duration, to audit and inspect the facilities in which the Products are manufactured, as is reasonably necessary to monitor Parent’s compliance with this Agreement, and Parent will allow such SpinCo employees reasonable access to all manufacturing records for the Products as is reasonably necessary for such purposes; provided that SpinCo shall advise Parent in writing at least thirty (30) days in advance of the names of SpinCo’s employees and the meeting agenda, and shall provide such representatives with proper identification. No such audit involving SpinCo shall be permitted unless and until the Visit CDA shall have been executed by SpinCo and delivered to Parent. In no event will SpinCo have the right to access any portion of a facility where Parent manufactures cannula that are not Products or that are not for supply to SpinCo, or conducts any activities that are proprietary in nature (even if such activities relate to the Products or the manufacturing process therefor).

8.4 Government Inspections. It is understood that foreign or domestic government regulatory authorities may send designated employees of such foreign or domestic government regulatory authorities to Parent’s manufacturing facility to inspect the facilities in which the Product is manufactured to the extent reasonably necessary in connection with SpinCo’s obtaining and maintaining regulatory approvals for SpinCo Products containing Product, and, upon SpinCo’s reasonable prior notice to Parent, Parent will allow such foreign or domestic government regulatory authorities reasonable access to all manufacturing records for the Products to the extent reasonably necessary for such purposes, subject to customary obligations of confidentiality.

8.5 Manufacturing Process and Product Changes. Parent shall provide SpinCo with notice of any changes to the manufacturing process for any Product SKU (which changes may constitute, to the extent provided therein, a change in Materials used in the manufacture of the Product, changes to manufacturing sites, etc.), in each case, as would typically be provided in accordance with Parent’s usual and customary procedure regarding customer notification of a manufacturing process change as then in effect, and Parent may implement such changes; provided that Parent may not implement any such change without SpinCo’s consent (not to be unreasonably withheld, conditioned or delayed) if such change would be reasonably likely to require an amendment to any regulatory filing for a SpinCo Product or require the collection of additional clinical data for a SpinCo Product, in either case, unless such change is required by applicable Laws, in which case Parent will provide SpinCo with reasonable advance notice thereof. Parent may not make any changes to the Specifications for any Product SKU without SpinCo’s consent (not to be unreasonably withheld, conditioned or delayed), unless such change is required by applicable Laws, in which case Parent will provide SpinCo with reasonable advance notice thereof.

8.6 Exclusion, Debarment or Suspension. Each Party represents and warrants that it and any person or entity employed or engaged by it, including its employees, contractors, consultants or agents who will provide Materials or Product in connection with this Agreement (for purposes of this Section 8.6, “Personnel”) are not currently: (a) excluded, debarred, suspended or otherwise ineligible to participate in federal health care programs as defined in 42 U.S.C. § 1320a–7b or in federal procurement or non-procurement activities as defined in Executive Order 12689 (“Ineligible”); (b) debarred pursuant to the Generic Drug Enforcement Act of 1992, 21 U.S.C. § 335(a), as amended, or any similar state law or regulation (“Debarred”); (c) excluded by the Office of Inspector General pursuant to 42 U.S.C. § 1320a-7, et seq. or any state agency from participation in any federal or state health care program as defined in 42 U.S.C. § 1320a-7 and 42 U.S.C. § 1320a-7b (“Excluded”); and/or (d) otherwise disqualified or restricted by the FDA pursuant to 21 C.F.R. § 312.70 or any other regulatory authority (“Disqualified”). Each Party represents and certifies that it will not utilize any Ineligible, Debarred, Excluded or Disqualified Personnel to provide any Materials or Product hereunder. During the Term of this Agreement, if either Party or any Personnel becomes Ineligible, Debarred, Excluded, or otherwise Disqualified, such Party (or the Party whose Personnel becomes Ineligible, Debarred, Excluded, or otherwise Disqualified) shall promptly cease using any such Personnel in connection with this Agreement and will notify the other Party in writing.

8.7 Recall. SpinCo will have the sole discretion to effect and control any recall, withdrawal, or field correction (each, a “Field Action”) with respect to any SpinCo Product sold on or after the Effective Date. In connection with a Field Action, Parent will reasonably cooperate with responding to SpinCo’s requests for information or other assistance, and in otherwise effecting such Field Action, to the extent relating to any Product. To the extent reasonably possible, SpinCo will consult with Parent before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding any Field Action that directly or indirectly references or implicates Parent. SpinCo will be responsible for communicating with any applicable governmental authorities in connection with a Field Action. SpinCo shall bear all costs and expenses incurred by it and by Parent in connection with any such Field Action (including with respect to any Field Action caused by any supplier of Raw Materials); provided, however, that if a Field Action results specifically from a Nonconformance (including any Latent Nonconformance), then (a) SpinCo may exercise its rights set forth in Section 7.4 with respect to such Nonconformance (including any Latent Nonconformance), and (b) Parent shall pay the reasonable out-of-pocket costs incurred by SpinCo in connection with SpinCo’s response to such Field Action, but in no event to exceed [* * *] per twelve (12)-month period. Notwithstanding anything to the contrary in this Agreement, except as expressly set forth in Section 11.1 with respect to third-party Claims, the foregoing shall be SpinCo’s sole and exclusive remedy with respect to a Field Action.

ARTICLE 9

CONFIDENTIALITY

9.1 Confidential Information. “Confidential Information” shall mean any information relating to the business, technology, products, processes, customers or suppliers of a Party that is disclosed by or on behalf of such Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) in accordance with this Agreement, and that is marked as confidential, proprietary, or other similar marking or identification, or is of a type which would reasonably be expected to be confidential or proprietary by persons in the industry. For clarity, any trade secret of a Party or its Affiliates is such Party’s Confidential Information under this Agreement. Confidential Information may be written, documentary, recorded, or otherwise fixed in a tangible medium, electronically communicated, or orally or visually communicated, furnished, provided, or disclosed by a Disclosing Party, or acquired by a Receiving Party directly or indirectly from the Disclosing Party.

[* * *] =	[CONFIDENTIAL PORTION HAS BEEN OMITTED BECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

The Parties acknowledge that Confidential Information includes terms and conditions of this Agreement (with each Party deemed to be the Receiving Party with respect thereto), and any communications concerning this Agreement, including forecasts and orders of Products. Any Restricted Confidential Information is the Confidential Information of Parent.

9.2 Non-Disclosure. The Receiving Party will keep all Confidential Information of the Disclosing Party strictly confidential and not disclose any Confidential Information to any Person except as expressly set forth in this Agreement. The Receiving Party may disclose the Confidential Information only to its Representatives who: (i) reasonably need to know the Confidential Information for purposes of performing under this Agreement, (ii) are obligated (by binding agreement or professional obligation) not to disclose the Confidential Information, and (iii) understand the confidential nature of the Confidential Information. The Receiving Party agrees that it shall use commercially reasonable methods, at least as stringent as the methods it uses to protect its own confidential information of like kind, to maintain and cause its Representatives to maintain the confidentiality of the Confidential Information. All Restricted Confidential Information will also be subject to the restrictions set forth in Section 5.3 and, notwithstanding anything to the contrary in this Agreement, may not be disclosed by SpinCo to any third party without Parent’s express written consent or to any employee of SpinCo that does not have a need to access or a need to know such Restricted Confidential Information in order to carry out obligations or exercise express rights of SpinCo under this Agreement. In addition, all employees of SpinCo that are permitted access to, or to whom disclosure is made of, Restricted Confidential Information must, prior to and as of such access or disclosure, have in effect valid, enforceable agreements with SpinCo with confidentiality and non-use provisions at least as strict as those under this Agreement.

9.3 Protection of Confidential Information Legends. The Receiving Party may not modify or delete any intellectual property or proprietary rights legend appearing in the Disclosing Party’s Confidential Information.

9.4 Confidentiality Exceptions. Subject to Section 13.7(a), the Receiving Party’s obligations of confidentiality with respect to Confidential Information shall not apply to any information that:

(a) is or becomes publicly known at or after the time of disclosure by a Disclosing Party, through no wrongful act of the Receiving Party, including disclosure by the Receiving Party or any of its Affiliates or any of their respective Representatives in violation of this Agreement; or

(b) is rightfully received by the Receiving Party from a third party, which third party is not itself bound by a confidentiality obligation or other contractual, legal or fiduciary obligation of confidentiality with respect to such Confidential Information; or

(c) is independently developed by the Receiving Party independent of any Confidential Information of the other Party or its Affiliates, such independent development being performed solely by persons not having access whatsoever to the other Party’s Confidential Information, as evidenced by contemporaneous written evidence of same.

9.5 Disclosure to Government. If the Receiving Party is required by a court or judicial or governmental authority of competent jurisdiction to disclose Confidential Information, where allowable by law, the Receiving Party shall provide prompt written notice to the Disclosing Party of such required disclosure so as to enable the Disclosing Party to resist any such required disclosure, to obtain suitable protection regarding such required disclosure (including a protective order), or otherwise take steps to protect the confidentiality of the Confidential Information, and shall cooperate with the Disclosing Party in connection therewith. In the event that the Disclosing Party fails to receive suitable protection (including a protective order) in a timely manner and the Receiving Party reasonably determines that it is required to disclose or provide such Confidential Information, then the Receiving Party may thereafter disclose or provide only that portion of the Confidential Information to the extent required by law, and the Receiving Party shall promptly provide the Disclosing Party with a copy of the Confidential Information so disclosed, in the same form and format so disclosed, together with a list of all persons to whom such Confidential Information was disclosed, in each case to the extent legally permitted.

9.6 Certain Public Disclosures. If a Party determines in good faith that it is required by applicable Law to publicly file this Agreement or otherwise disclose the terms of this Agreement with a governmental authority, including public filings pursuant to securities laws or the rules of a stock exchange on which the securities of the Disclosing Party are listed (or to which an application for listing has been submitted), such Disclosing Party shall provide a proposed redacted form of this Agreement or a copy of any other such proposed disclosure, as applicable, to the other Party with a reasonable amount of time prior to filing or disclosure for the other Party to review and approve such redacted form or disclosure (which approval shall not be unreasonably conditioned, withheld or delayed). The Party making such filing or disclosure shall submit this Agreement in a manner consistent with the agreed redaction and shall use commercially reasonable efforts to seek confidential treatment for the redacted terms, to the extent such confidential treatment is applicable and reasonably available consistent with applicable Law.

9.7 Return of Confidential Information. All Confidential Information received or otherwise acquired by the Receiving Party from the Disclosing Party pursuant to this Agreement shall be and remain the Disclosing Party’s property. After a request by the Disclosing Party, the Receiving Party must within thirty (30) days return or destroy (and cause the return or destruction by its Affiliates and Representatives) all Confidential Information of the Disclosing Party, and promptly certify to such destruction in writing. The Receiving Party may retain one (1) copy of all such Confidential Information strictly for archival purposes, and to the extent that the Receiving Party’s routine back-up procedures create copies of Confidential Information, subject to the confidentiality obligations under this Agreement.

9.8 No Obligation to Disclose. Nothing herein shall obligate either Party to disclose to the other Party any particular information.

9.9 No Licenses. Nothing herein contained shall be construed as expressly or impliedly granting any right or license whatsoever to the Receiving Party under any patent, patent application or other proprietary right now or hereafter owned or controlled by the Disclosing Party. Without limiting the foregoing, SpinCo acknowledges that Parent is not granting any right or license, express or implied, to SpinCo under this Agreement or otherwise in connection with the supply of Product as contemplated under this Agreement with respect to any intellectual property owned or controlled by Parent.

9.10 Injunctive Relief. If a Party actually breaches, threatens to breach, or would inevitably breach the terms of this Article 9, such Party acknowledges that the breach may cause the other Party irreparable harm for which a remedy at Law alone may be inadequate. In such a case, the aggrieved Party is entitled to apply for injunctive relief without any requirement to post a bond or other security or proof of damages.

9.11 Notification of Unauthorized Access. The Receiving Party shall (i) promptly notify the Disclosing Party upon its becoming aware of any unauthorized possession, use, or knowledge of any Confidential Information by any person, any attempt by any person to gain possession of Confidential Information without authorization, or any attempt to use or acquire knowledge of any Confidential Information without authorization (collectively, “Unauthorized Access”) and (ii) cooperate with the Disclosing Party, and accept and implement the Disclosing Party’s reasonable recommendations, in any investigation, litigation and prevention of reoccurrences of any Unauthorized Access.

9.12 No Limitations of Rights. For the avoidance of doubt, nothing in this Agreement is intended to modify, limit or restrict the rights and obligations of the Parties and their Affiliates, as applicable, under the Separation and Distribution Agreement or any of the other documents to be entered into as contemplated thereby.

ARTICLE 10

COVENANTS OF SPINCO

10.1 Compliance with Laws; Required Notices. SpinCo shall comply with all applicable Laws and orders of any governmental authority in connection with the performance of this Agreement and the manufacture, marketing, sale and distribution of SpinCo Products. Without limiting the foregoing, SpinCo shall give all notices required in connection therewith.

10.2 Safety Laws. Without limitation of Section 10.1, SpinCo hereby acknowledges and agrees that many jurisdictions, including the United States, have in effect laws, rules and/or regulations, including the Needlestick Prevention Act in the United States (the “Safety Laws”) mandating or recommending the use of protection technologies in connection with drug delivery devices and containers (collectively, the “Safety Products”). SpinCo has been and will be solely responsible for making its own analysis of such Safety Products and compliance with such Safety Laws.

10.3 Product Testing and Validation. All Products supplied by Parent under this Agreement are supplied on the condition that it is the sole responsibility and duty of SpinCo to evaluate, test and validate Products, through stability studies and otherwise, to assure that the Products are compatible and appropriate for use with the applicable SpinCo Products, including SpinCo’s processing and packaging methods. SpinCo is solely responsible for assuring the sterility of the SpinCo Product (including the Product) when ultimately sold or distributed by SpinCo.

10.4 Validating Processes. SpinCo also has been and will be solely responsible for designing and validating its processes relating to or affecting the Product and SpinCo Product, including all such processes relating to the filling, handling, storing, or packaging of Product or SpinCo Product by SpinCo and its contractors.

10.5 Non-Conforming Use. SpinCo shall not, and shall ensure that its Affiliates and third party manufacturers of SpinCo Products do not, engage in any Non-Conforming Use with respect to any Product. SpinCo shall be responsible for any breach by any such Affiliate or manufacturer of such restrictions. If, notwithstanding the foregoing, SpinCo or any of its Affiliates or third party manufacturers, or transferees of SpinCo Product from any of the foregoing, engages in a Non-Conforming Use, SpinCo shall, as between Parent and SpinCo, assume all risk and responsibility associated with such Non-Conforming Use.

10.6 Compliance with Export Laws and Regulations. The Products are subject to the laws and regulations of the United States, including the U.S. Export Administration Regulations (collectively, “U.S. Laws”), and accordingly:

(a) In conducting its activities under this Agreement, including directly or indirectly selling, reselling, diverting, leasing, disclosing, transferring, exporting or reexporting (collectively, “Transferring”) any Products or SpinCo Products, as applicable, SpinCo agrees to comply fully with all applicable U.S. Laws as well as all applicable export control laws and regulations of any other foreign government (collectively, “Export Control Laws”).

(b) SpinCo expressly agrees that it shall not directly or indirectly Transfer Products or SpinCo Products to any destination, entity or individual in violation of any Export Control Laws.

(c) SpinCo is responsible for obtaining any necessary export authorizations under the Export Control Laws with respect to the Transfer of Products or SpinCo Products.

(d) SpinCo attests that the Products and SpinCo Products will not be used directly or indirectly in the development, production or proliferation of weapons of mass destruction (nuclear, chemical, or biological) or missile delivery systems, and/or in terrorist activities. Further, SpinCo will comply with all applicable U.S. Laws, including Part 744 of the U.S. Export Administration Regulations, and other government laws and regulations restricting exports to Persons or countries engaging in any of the above activities. It is SpinCo’s responsibility to ensure that any party to which it Transfers Products or SpinCo Products is not involved in any such activities.

(e) SpinCo agrees that it will comply with all conditions and destination control statements set forth on the invoice, bill of lading or other documents accompanying the shipment of Products and will notify its Representatives, agents and distributors, customers, and any other person to which it transfers Products or SpinCo Products of the restrictions set forth in this Section 10.6.

10.7 Customer Complaints. If SpinCo receives a complaint from a customer or user with respect to any SpinCo Product, which complaint appears to have a connection to a Product incorporated into such SpinCo Product, SpinCo will promptly provide notice thereof to Parent and cooperate with Parent to fully evaluate the complaint and its related circumstances. The Parties shall cooperate reasonably in responding thereto.

ARTICLE 11

INDEMNIFICATION

11.1 SpinCo’s Indemnification. Parent shall indemnify, defend and hold harmless the SpinCo Indemnitees from and against any and all Third-Party Claims to the extent arising out of or relating to: (i) any breach of this Agreement by Parent or its Affiliates or Representatives; (ii) any actual or alleged infringement or violation of any patent, trade secret, or other intellectual property or proprietary right of any third party as a result of Parent’s manufacturing process with respect to any Product, except to the extent that such infringement or violation arises from Parent’s use of information, technology or instructions provided by a SpinCo Indemnitee; or (iii) any bodily injury or death resulting from the Nonconformance (including any Latent Nonconformance) of any Product, except, in each case ((i) through (iii)), to the extent that SpinCo is obligated to indemnify Parent for such Claims pursuant to Section 11.2.

11.2 Parent’s Indemnification. SpinCo shall indemnify, defend and hold harmless the Parent Indemnitees from and against any and all third-party Claims to the extent arising out of or relating to: (i) any breach of this Agreement by SpinCo or its Affiliates or Representatives; (ii) any Non-Conforming Use; (iii) the sale, distribution, supply, use or operation of any SpinCo Product, including any claims resulting from (a) filling, storing, packaging, testing, using or selling any SpinCo Product or relating to the adequacy of the labeling, warnings and instructions with respect to any SpinCo Product, or (b) any actual or alleged infringement or violation of any patent, trade secret, or other intellectual property or proprietary right of any third party as a result of the development or manufacture of a SpinCo Product; or (iv) any needlestick injury or similar damage sustained or alleged by any Person involved in the handling, shipping, manufacture, assembly, sale, distribution, supply, use or operation of any Product (on or after delivery of such Product EXW as set forth in Section 5.1) or any SpinCo Product and/or any failure or alleged failure of the Product, any SpinCo Product or the assembly, selling, distribution or use of either of the foregoing to comply with any Safety Law then in effect, including any recall or removal of any Product, any SpinCo Product or any component thereof ordered as a result of any such alleged failure to comply, except, in each case ((i) through (iv)), to the extent that Parent is obligated to indemnify SpinCo for such Claims pursuant to Section 11.1.

11.3 Indemnification Procedures. Upon the filing of any such Claim or suit, the Indemnitee shall promptly notify the Indemnifying Party thereof, shall give full information and reasonable assistance in the defense or settlement of such Claim or suit and shall permit such Indemnifying Party, at its cost, to control the defense of such Claim or suit; provided, however, that the Indemnitee may, at its own expense, retain such additional attorneys as it may deem necessary; and provided, further, that any delay in providing such notice shall not relieve the Indemnifying Party of any of its obligations under this Article 11 except to the extent the Indemnifying Party is materially prejudiced by such delay. The Indemnifying Party and its attorneys shall permit the Indemnitee’s attorneys to reasonably observe and/or participate in the defense of such Claims or suits. The Indemnifying Party shall have the right, after consultation with the Indemnitee, to resolve and settle any such Claims or suits, provided that, in no event may the Indemnifying Party compromise or settle any such Claim in a manner that admits fault or negligence on the part of the Indemnitee, does not contain an applicable release of Claims, or includes injunctive relief or any damages other than monetary damages, in each case, without the prior written consent of the Indemnitee. The Indemnifying Party shall not be responsible for any settlement or other disposition or agreement reached with respect to any such Claim or suit unless the Indemnifying Party shall have given its prior written consent with respect to such settlement or other disposition or agreement.

11.4 Third-Party Claims Only. For the avoidance of doubt, the Parties acknowledge and agree that the indemnity provisions under this Article 11 apply solely to third-party claims, judgments, damages, losses, liabilities, suits, costs, and expenses (including the reasonable attorneys’ fees and court costs of such third party) and shall not apply to any direct claims that either Party may have against the other Party.

ARTICLE 12

REPRESENTATIONS AND WARRANTIES; LIMITATION OF LIABILITY

12.1 General Representations and Warranties. Each Party hereby represents and warrants to the other Party as of the Effective Date as follows:

(a) Such Party (i) has the power and authority and the legal right to enter into this Agreement, and (ii) has taken all necessary action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.

(b) Such Party (i) is duly formed and in good standing under the Laws of the jurisdiction of its formation and (ii) has the power and authority and the legal right to perform its obligations hereunder.

(c) This Agreement has been duly executed and delivered on behalf of such Party and constitutes a legal, valid and binding obligation of such Party and is enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency or other similar Laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity, whether enforceability is considered in a proceeding at law or in equity.

(d) The execution and delivery of this Agreement and the performance of such Party’s obligations hereunder (i) do not and will not conflict with or violate any requirement of applicable Laws or any provision of the articles of incorporation, bylaws or any other constitutive document of such Party and (ii) do not and will not conflict with, violate, or breach, or constitute a default or require any consent under, any contract or order by which such Party is bound, except, in the case of subsection (ii) of this section (d), for such conflicts, violations, breaches and defaults, and such consents the failure of which to obtain, would not materially and adversely affect the ability of such Party to perform its obligations under this Agreement.

12.2 Covenant. Each Party shall (i) comply in all material respects with all applicable Laws related to such Party’s activities to be performed under this Agreement and (ii) obtain and maintain all necessary consents of all governmental authorities required to be obtained by such Party in connection with the performance of its obligations hereunder.

12.3 DISCLAIMER. THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE 12, TOGETHER WITH THE LIMITED PRODUCT WARRANTY SET FORTH IN SECTION 7.1, SHALL BE IN LIEU OF ALL OTHER WARRANTIES, AND EACH PARTY HEREBY DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. PARENT EXPRESSLY DISCLAIMS ANY REPRESENTATIONS AND WARRANTIES REGARDING THE PRODUCTS EXCEPT FOR THE LIMITED PRODUCT WARRANTY SET FORTH IN SECTION 7.1. EACH OF SPINCO AND PARENT HEREBY ACCEPTS SUCH DISCLAIMERS.

12.4 EXCEPT WITH RESPECT TO A BREACH OF EITHER PARTY WITH RESPECT TO ITS OBLIGATIONS UNDER THIS AGREEMENT REGARDING CONFIDENTIAL INFORMATION (INCLUDING, IN THE CASE OF SPINCO, BREACH OF ITS OBLIGATIONS REGARDING RESTRICTED CONFIDENTIAL INFORMATION), THIRD PARTY CLAIMS UNDER SECTION 11.1 OR 11.2, NEITHER PARTY SHALL BE LIABLE UNDER THIS AGREEMENT FOR ANY SPECIAL, INDIRECT, PUNITIVE, CONSEQUENTIAL OR INCIDENTAL DAMAGES, INCLUDING LOSS OF ACTUAL OR ANTICIPATED PROFITS OR REVENUES, LOSS BY REASON OF SHUTDOWN, LOSS OF USE, LOSS OF ACCRUING INTEREST, NONOPERATION OR INCREASED EXPENSE OF MANUFACTURING OR OPERATION, DELAY, OR ANY DAMAGES ARISING IN CONNECTION WITH THE RECONSTRUCTION OF OR LOSS OF OTHER PROPERTY OR EQUIPMENT OR ANY LOSS OF REPUTATION OR PUBLIC IMAGE. EXCEPT AS EXPRESSLY SET FORTH IN SECTION 11.1 OR TO THE EXTENT CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF PARENT OR ANY OF ITS AFFILIATES, PARENT SHALL NOT BE LIABLE FOR ANY DAMAGES ARISING FROM (a) ANY NON-CONFORMING USE OF A PRODUCT, (b) CLAIMS OF THIRD PARTIES FOR INJURY, DEATH OR PROPERTY DAMAGE SUFFERED AS A RESULT OF THE USE OF ANY PRODUCT OR SPINCO PRODUCT, OR (c) FAILURE TO WARN, OR TO ADEQUATELY WARN, AGAINST THE DANGERS OF, OR FAILURE TO INSTRUCT, OR TO ADEQUATELY INSTRUCT, ABOUT THE SAFE AND PROPER USE OF, ANY SPINCO PRODUCT; PROVIDED THAT, FOR CLARITY, IN NO EVENT SHALL PARENT HAVE ANY LIABILITY FOR A SPINCO PRODUCT THAT DOES NOT CONTAIN A PRODUCT.

12.5 NOTWITHSTANDING ANYTHING ELSE TO THE CONTRARY SET FORTH IN THIS AGREEMENT, THE MAXIMUM LIABILITY OF PARENT IN RESPECT OF THIS AGREEMENT FOR ALL CLAIMS, WHETHER IN CONNECTION WITH A WARRANTY CLAIM, A RECALL OR REMOVAL (SUBJECT TO SECTION 8.7), AN INDEMNITY CLAIM UNDER ARTICLE 11 OR OTHERWISE, A COMBINATION THEREOF, OR OTHERWISE AND WHETHER ARISING UNDER CONTRACT, WARRANTY, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, PRODUCT LIABILITY, A COMBINATION THEREOF, OR ANY OTHER THEORY OF LIABILITY OR INDEMNIFICATION, ARISING FROM AN ACT OR OMISSION IN ANY FISCAL YEAR, SHALL NOT EXCEED, IN THE AGGREGATE, AN AMOUNT EQUAL TO [* * *] PERCENT ([* * *]%) OF THE TOTAL REVENUES ACTUALLY RECEIVED BY PARENT FROM SPINCO UNDER THIS AGREEMENT IN THE IMMEDIATELY PRIOR FISCAL YEAR (THE “LIABILITY CAP”); PROVIDED, HOWEVER, THAT THE LIABILITY CAP FOR THE FIRST FISCAL YEAR OF THE TERM SHALL BE AN AMOUNT EQUAL TO [* * *] PERCENT ([* * *]%) OF THE TOTAL REVENUES ANTICIPATED TO BE RECEIVED BY PARENT FROM SPINCO UNDER THIS AGREEMENT IN THE YEAR 1 BASED ON THE 2022 BASE FORECAST; AND PROVIDED, FURTHER, THAT THE FOREGOING LIMITATION SHALL NOT APPLY TO ANY CLAIMS RESULTING FROM PARENT’S INTENTIONAL FAILURE

[* * *] =	[CONFIDENTIAL PORTION HAS BEEN OMITTED BECAUSE IT (I) IS NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

TO SUPPLY PRODUCTS (PROVIDED THAT PARENT IS REASONABLY ABLE TO SO SUPPLY), GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. EACH PARTY FURTHER ACKNOWLEDGES THAT ANY RIGHT OF RECOVERY BY SUCH PARTY’S INSURER IS HEREBY WAIVED AND SUCH PARTY’S INSURER SHALL NOT HAVE ANY OTHER RECOURSE AGAINST THE OTHER PARTY FOR DAMAGES PAID UNDER SUCH FIRST PARTY’S INSURANCE POLICIES FOR LIABILITIES ARISING IN CONNECTION WITH THIS AGREEMENT. NOTWITHSTANDING THE FOREGOING, THIS SECTION 12.5 SHALL NOT APPLY WITH RESPECT TO DIRECT CLAIMS FOR NONCONFORMANCE (INCLUDING LATENT NONCONFORMANCE), THE SOLE AND EXCLUSIVE REMEDY FOR WHICH IS SET FORTH IN SECTION 7.4, OR CLAIMS FOR OUT-OF-POCKET COSTS IN CONNECTION WITH A RECALL CAUSED BY NONCONFORMANCE (INCLUDING LATENT NONCONFORMANCE), THE SOLE AND EXCLUSIVE REMEDY FOR WHICH IS SET FORTH IN SECTION 8.7.

ARTICLE 13

TERM

13.1 Term. Subject to the terms and conditions herein, this Agreement shall commence on the Effective Date and shall continue in perpetuity unless and until terminated in accordance with the provisions of this Article 13 (the “Term”).

13.2 Automatic Termination. This Agreement shall terminate automatically, immediately following a thirty-six (36) month wind-down period, if SpinCo submits a forecast pursuant to Section 4.1 for Year 6 on any Fiscal Year thereafter that fails to satisfy any of the applicable Purchase Commitments as set forth in Section 2.2(b)(ii), provided that no such automatic termination shall occur if, at the time of such failure, SpinCo is excused from compliance with such Purchase Commitment(s) based on a Major Supply Failure as set forth in Section 6.4.

13.3 Termination for Convenience.

(a) Parent may terminate this Agreement for any reason or no reason by providing at least thirty-six (36) months’ written notice to SpinCo, with such termination to be effective no earlier than ten (10) years after the Effective Date.

(b) SpinCo may terminate this Agreement for any reason or no reason any time after the Effective Date by providing at least thirty-six (36) months’ written notice to Parent, with such termination to be effective no earlier than five (5) years after the Effective Date.

13.4 Termination for Material Breach. Either Party may terminate this Agreement, upon written notice to the other Party if the other Party materially breaches this Agreement, unless the breaching Party cures such material breach within sixty (60) days of written notice thereof from the non-breaching Party to the breaching Party (which period shall be thirty (30) days in the case of a failure to pay).

13.5 Termination for Bankruptcy. Either Party may terminate this Agreement immediately upon written notice by one Party to the other, if the other Party makes an assignment for the benefit of creditors, has a receiver appointed for it or any of its assets, or files or has filed against it a petition under the Bankruptcy Code of 1978, as amended, 11 U.S.C. § 101 et seq., or under any state insolvency laws providing for the relief of debtors, and such petition is not dismissed within sixty (60) days of its filing.

13.6 Termination for Change of Control. In the event that SpinCo consummates a Change of Control, then Parent will have the right to terminate this Agreement in response to the consummation of the Change of Control by SpinCo, which right may be exercised by Parent in its sole discretion. Such termination right will be exercisable once the notice to Parent of the consummation of the Change of Control has been provided (which notice shall be provided promptly).

13.7 Effects of Termination.

(a) The confidentiality and non-use obligations of the Receiving Party with respect to the Disclosing Party’s Confidential Information shall survive indefinitely, notwithstanding any termination of this Agreement, for so long as such information continues to satisfy the definition of Confidential Information under this Agreement; provided that each Party’s confidentiality and non-use obligations under this Agreement with respect to trade secrets of the other Party or its Affiliates shall be perpetual for as long as such information derives independent economic value, actual or potential, from not being generally known to or readily ascertainable through proper means by the public and are the subject of efforts that are reasonable under the circumstances to maintain secrecy.

(b) Promptly following any termination of this Agreement (but no more than ninety (90) days following such termination), SpinCo will, at its sole cost, ship to Parent any and all Cartridges that are in SpinCo’s or its Affiliates’ or third party manufacturers’ possession or control at such time.

13.8 Survival. Upon the effective date of any termination of this Agreement, this entire Agreement shall forthwith become void and all obligations of the Parties (and their respective officers, directors and equity holders) hereunder shall terminate, except that the rights and obligations specified in Article 1 (Definitions), Section 2.1 (Purchase and Sale of Product) (with respect to the last sentence), Section 2.3 (Alternative Suppliers), Section 3.5 (Capital Cost Recovery), Section 4.8 (Annual Reconciliation), Section 4.9 (Conflicts), Article 5 (Shipment and Delivery: Invoices) (with respect to Section 5.1 and 5.2, solely with respect to Product ordered prior to termination of this Agreement), Article 7 (Product Warranty) (with respect to Product ordered prior to termination of this Agreement), Section 8.3 (Audit of Facility and Records) (with respect to Product ordered prior to termination of this Agreement), Section 8.4 (Government Inspections) (with respect to Product ordered prior to termination of this Agreement), Section 8.7 (Recall), Article 9 (Confidentiality), Article 10 (Covenants of SpinCo), Article 11 (Indemnification), Article 12 (except for Section 12.1 (General Representations and Warranties)), Section 13.7 (Effects of Termination), Section 13.8 (Survival), Article 14 (Force Majeure) and Article 15 (Miscellaneous), and those rights and obligations that have accrued prior to termination or expiration, will survive such event; provided, however, that nothing herein shall relieve any Party from liability for any breach of this Agreement and provided, further, that no such termination or expiration shall relieve SpinCo of its obligation to purchase Products for which Purchase Orders have been confirmed by Parent.

ARTICLE 14

FORCE MAJEURE

14.1 Excused Delay. Notwithstanding anything to the contrary in this Agreement, any Force Majeure shall not be considered a breach of this Agreement, shall not give rise to a right of termination with respect to a Product SKU under Section 6.4(e) or 13.4, and the time required for performance shall be extended for a period equal to the period of such delay. Force Majeure shall include acts of God, acts of the public enemy, war, terrorism, insurrections, riots, injunctions, pandemics, epidemics, embargoes, fires, explosions, floods, tornadoes, violent wind damage, changes in applicable Law or government orders, or other unforeseeable causes beyond the reasonable control, and without the fault or negligence of, the Party so affected. The Party that is subject to a Force Majeure affecting this Agreement shall give prompt written notice to the other Party of such Force Majeure and shall take commercially reasonable steps to seek to mitigate the effects of such Force Majeure.

14.2 Notice and Allocation. In addition to and not in lieu of the terms and conditions above, if a Force Majeure causes a shortage of Raw Materials or a shortage of Product, Parent shall equitably allocate such Raw Materials or Product among all of Parent’s requirements with respect to such Raw Materials or Products, based on SpinCo’s usage and Parent’s usage for the twelve (12)-month period prior to such Force Majeure.

ARTICLE 15

MISCELLANEOUS

15.1 Assignment. This Agreement is not assignable, delegable, sublicensable, or otherwise transferable by SpinCo in whole or in part, (including by any transaction that may be deemed to be direct or indirect transfer or assignment by operation of law), without the prior written consent of Parent, which consent may be provided in the sole discretion of Parent. Any such assignment, delegation, sublicense or transfer by SpinCo without Parent’s prior written consent will be null, void, and invalid, and the purported assignee, delegee, sublicensee or transferee will not acquire any rights nor assume any duties under this Agreement. Notwithstanding the foregoing, in the event of an assignment by SpinCo with the written consent of Parent, this Agreement shall be binding upon and inure to the benefit of the permitted successors and assigns of SpinCo, provided that any such assignee expressly agrees in writing to be bound by the obligations of SpinCo in this Agreement. This Agreement is not assignable, delegable, sublicensable, or otherwise transferable by Parent to a Third Party in whole or in part; provided that Parent may assign this Agreement in connection with the sale of all of substantially all of Parent’s assets to which this Agreement relates if such assignee expressly agrees in writing to be bound by the obligations of Parent in this Agreement.

15.2 Third-Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer on any third party, any rights, remedies, obligations or liabilities under or by reason of this Agreement or the transactions contemplated hereby.

15.3 Use of Affiliates. Notwithstanding the foregoing, Affiliates of SpinCo may submit Purchase Orders hereunder, and Affiliates or third-party contractors of Parent may perform all or part of the supply obligations of Parent hereunder without the prior written consent of the other Party. Each Party will require and cause any Affiliate performing obligations on its behalf under this Agreement to comply with the terms and conditions of this Agreement.

15.4 Fully Incorporated. This Agreement, the Separation and Distribution Agreement and the other Ancillary Agreements together with any Schedules and/or Exhibits attached hereto and thereto, contain the entire agreement between the Parties hereto with respect to the subject matter of this Agreement, and supersede all previous written or oral negotiations, commitments, transactions, or understandings with respect thereto, whether oral or written, express or implied.

15.5 Modifications. This Agreement may only be modified by a written instrument, executed by duly constituted officers of both Parties hereto.

15.6 Insurance. During the Term and for not less than two (2) years thereafter, each Party shall maintain commercial general liability insurance. This insurance shall include product liability and cover claims arising out of or relating to all activities and products contemplated under this Agreement. Such insurance shall provide a minimum limit of liability of not less than $5,000,000 per occurrence and $15,000,000 in the aggregate, provided that such insurance limits shall not limit either Party’s legal liability hereunder.

15.7 Relationship. The relationship created by this Agreement shall be strictly that of independent contractors. Neither Party is hereby constituted an agent or legal representative of the other Party for any purpose whatsoever and is granted no right or authority hereunder to assume or create any obligation, express or implied, or to make any representation, warranties or guarantees, except as are expressly granted or made in this Agreement.

15.8 Notice. Any notice required or permitted to be given hereunder shall be sufficient if in writing and (a) delivered in person or by express delivery or courier service, (b) sent by e-mail without receipt of a delivery failure, or (c) deposited in the mail registered or certified first class, postage prepaid and return receipt requested; provided that any notice given pursuant to clause (b) is also confirmed by the means described in clause (a) or (c) to such address of the Party set forth below or to such other place or places as such Party from time to time may designate in writing in compliance with the terms hereof. Each notice shall be deemed given when so delivered personally, or sent by electronic transmission, or, if sent by express delivery or courier service one (1) business day after being sent, or if mailed, five (5) business days after the date of deposit in the mail. A notice of change of address shall be effective only when done in accordance with this Section 15.8.

if to Parent:

Becton, Dickinson and Company

1 Becton Drive

Franklin Lakes, New Jersey 07417

Attention:	Joseph LaSala

Chief Counsel - Transactions/M&A

E-mail:	joseph_lasala@bd.com

if to SpinCo at:

SpinCo

Embecta Corp.

300 Kimball Drive

Parsippany, New Jersey 07054

Attention:	Jeff Mann

Senior Vice President, General Counsel,

Head of Corporate Development and Corporate Secretary

E-mail:	jeff.mann@bd.com; jeff.mann@embecta.com

15.9 Waiver. A waiver by either Party or a breach of any of the terms of this Agreement by the other Party shall not be deemed a waiver of any subsequent breach of the terms of this Agreement.

15.10 Dispute Resolution. The Parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by negotiations. Either Party may give the other Party written notice of any dispute hereunder not resolved in the normal course of business. Within thirty (30) days following such delivery of such notice, executives of both Parties shall discuss by telephone, video conference or meeting at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to exchange relevant information, and to attempt to resolve such dispute. If the matter has not been resolved within sixty (60) days following the disputing Party notice, or if the Parties fail to discuss or meet within the thirty (30)-day period, then either Party may pursue any other available remedies in connection therewith. Nothing herein shall prevent a Party from pursuing immediate equitable relief, if not pursuing that relief could lead to irreversible damage or bodily injury to a Party or third party.

15.11 Choice of Law. The rights and obligations of the Parties shall be governed by, and this Agreement shall be interpreted, construed and enforced in accordance with, the laws of the State of New York, excluding its conflict of laws rules to the extent such rules would apply the law of another jurisdiction.

15.12 Choice of Venue. Any judicial proceeding brought against any of the Parties to this Agreement or any dispute arising out of this Agreement or related hereto may be brought in the courts of the State of New York, or in the United States District Court for the Southern District of New York, and, by execution and delivery of this Agreement, each of the Parties to this Agreement accepts the exclusive jurisdiction of such courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. The foregoing consents to jurisdiction shall not constitute general consents to service of process in the State of New York for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the Parties to this Agreement. Each of the Parties to this Agreement agree that service of any process, summons, notice or document by U.S. mail to such Party’s address for notice hereunder shall be effective service of process for any action, suit or proceeding in New York with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 15.12.

15.13 Waiver of Jury Trial. Each of the Parties hereto hereby irrevocably waives its right to a jury trial in connection with any action, proceeding or claim arising out of or relating to this Agreement or any transaction contemplated hereby.

15.14 Interpretation. Except as otherwise explicitly specified to the contrary, (a) references to a Section, Article, Exhibit or Schedule means a Section or Article of, or Schedule or Exhibit to this Agreement, unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Party include such Party’s successors and assigns to the extent not prohibited by this Agreement, (f) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if,” (g) the headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (h) the words “will” and “shall” shall be interpreted to have the same meaning, (i) references to “$” shall mean U.S. dollars, and (j) use of the word “or” shall be interpreted in the inclusive sense commonly attributed to the phrase “and/or.” The Parties acknowledge that each Party has read and negotiated the language used in this Agreement. The Parties agree that, because all Parties participated in negotiating and drafting this Agreement, no rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any Party by reason of that Party’s role in drafting this Agreement.

15.15 Headings. The headings and subheadings herein are inserted for convenience of reference and shall not affect the interpretation of this Agreement.

15.16 Counterparts. This Agreement may be executed in any number of counterparts, each of which once so executed and delivered shall be deemed an original, but all of which shall constitute but one and the same agreement.

15.17 Severability. If any provision of this Agreement is deemed or held to be illegal, invalid, unenforceable or contrary to any laws or regulations, all other provisions will continue in full force and effect, and the Parties, where possible, will substitute for such provision a valid and enforceable provision which conforms as nearly as possible with the original intent of the Parties, or such provision shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable.

(Signatures on next page)

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date. Each person who signs this Agreement below represents that such person is fully authorized to sign the Agreement on behalf of the applicable Party.

BECTON, DICKINSON AND COMPANY

By:	/s/ Christopher J. DelOrefice
Name:	Christopher J. DelOrefice
Title:	Executive Vice President and Chief Financial Officer

EMBECTA CORP.

By:	/s/ Jacob Elguicze
Name:	Jacob Elguicze
Title:	Chief Financial Officer

[Signature Page to Cannula Supply Agreement]